NO ACT

DC
PE
12-7-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08020274

RECD S.E.C.
JAN 0 3 2008
1086

January 3, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/3/2008

Re: General Electric Company
Incoming letter dated December 7, 2007

Dear Mr. Mueller:

This is in response to your letter dated December 7, 2007 concerning the shareholder proposal submitted to GE by William J. Freeda. We also have received a letter on the proponent's behalf dated January 1, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

rmueller@gibsondunn.com

December 7, 2007

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of William J. Freeda*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareowners Meeting (collectively, the "2008 Proxy Materials") a shareowner proposal (the "Proposal") received from William J. Freeda, naming John Chevedden as his designated representative (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal is captioned "3- Recoup Unearned Management Bonuses" and consists of a resolution that reads as follows:

> "RESOLVED: Shareholders request our board to adopt a bylaw to enable our company to recoup all unearned incentive bonuses or other incentive payments to all senior executives to the extent that their corresponding performance targets were later reasonably determined to have not be achieved or resulted from an error. This is to be adopted as a bylaw unless such a bylaw format is absolutely impossible. If such a bylaw were absolutely impossible, then adoption would be as a policy."

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials on the bases described below.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(6) because the Proposal is beyond GE's power to implement; and
- Rule 14a-8(i)(3) because the Proposal is materially false or misleading.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because GE Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) allows the exclusion of a shareowner proposal "if the company would lack the power or authority to implement the proposal." We believe the Proposal is excludable under Rule 14a-8(i)(6) because GE cannot ensure that taking the actions called for by the Proposal will "enable our company to recoup all unearned incentive bonuses or other incentive payments to all senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved or resulted from an error."

The Staff has concurred that shareowner proposals are excludable under Rule 14a-8(i)(6) where a company cannot ensure that the requested actions would occur. *See, e.g., H.J. Heinz Co.* (avail. Jun. 14, 2004) (concurring that a proposal urging the Board to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board was excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."); *AT&T Corp.* (avail. March 10, 2002) (concurring that a proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" was excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal.").

When examining whether a proposal calling for a company to adopt a bylaw or policy is beyond the company's power to implement for purposes of Rule 14a-8(i)(6), the Staff looks at implementation of the actions that are the subject of the proposed policy, not whether the company literally has the power to adopt the bylaw or policy itself. *See, e.g., Catellus Development Corp.* (avail. Mar. 3, 2005) (proposal that the company adopt a policy relating to a particular piece of property was beyond the company's power to implement because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); *General Electric Co.* (avail. Jan. 14, 2005) (proposal that the company adopt a policy that an independent director serve as chairman of the board excluded under Rule 14a-8(i)(6) because the company could not ensure that the subject of the proposed policy would be satisfied – *i.e.*, that the chairman retain his or her independence at all times – and no mechanism was provided to cure a failure).

In this case, it is impossible for GE to ensure that adopting a bylaw will "enable the company to recoup <u>all</u> unearned incentive bonuses or other incentive payments to <u>all</u> senior executives" (*emphasis added*). While GE could develop and adopt a bylaw addressing this issue, corporate bylaws do not operate to establish rights as between corporations and third parties. *Pearsall v. Western Union Telegraph Co.* , 124 N.Y. 256, 26 N.E. 534 (N.Y. 1890) (company could not through its bylaws limit its liability to a customer in his individual capacity as a customer, even though the customer was also a stockholder); *Capitaland United Soccer Club v. Capital Dist. Sports & Entertainment Inc.*, 604 N.Y.S.2d 998 (N.Y. Sup. Ct. 1993) (agreement to be bound by bylaws effective only once a party became a stockholder). Likewise, adoption of a corporate policy will not bind third parties to adherence with that policy. Thus, if GE were to adopt a bylaw or corporate policy as requested by the Proposal, that action would not "enable the company to recoup" all amounts called for by the Proposal. Instead, as acknowledged by the supporting statement, GE would have to seek the agreement of affected executives. However, GE has no way to ensure that an executive would agree to such an arrangement with respect to already paid or vested compensation. *See Xerox Corp.* (avail. Jan. 12, 2004) (proposal requesting that the board amend the certificate of incorporation to reinstate the rights of shareowners to take action by written consent and to call special meetings could be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because action would require shareowner approval, which company could not ensure); *Putnam High Income Bond Fund* (avail. Apr. 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); *The Southern Co.* (avail. Feb. 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)).

Moreover, the Proposal does not provide or allow for circumstances in which GE is unable to implement the Proposal. The Staff has previously recognized that companies may not have the power to implement mandatory standards requested under shareowner proposals and thus may exclude such proposals under Rule 14a-8(i)(3) when they do not provide an opportunity or mechanism to cure a violation the standard sought under a proposal.[1] Here, the supporting statement to the Proposal only grants GE leeway in determining *how* to implement the requested actions, but does not provide any leeway as to *whether* it is able to fully implement the Proposal. Specifically, the supporting statement states that the Proposal "is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans."[2] Thus, because the Proposal does not provide GE an opportunity or mechanism to address situations where it is not possible to "enable" the company to recoup "all" amounts described in the Proposal, the Proposal is excludable under Rule 14a-8(i)(6).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False or Misleading.

Under Rule 14a-8(i)(3), a company may omit a shareowner proposal if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9.

---

[1] Thus, in addressing proposals that seek to establish independence standards for boards or directors, the Staff stated "As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." Staff Legal Bulletin No. 14C (June 28, 2005), at part C.2.

[2] As discussed below, the manner suggested in the supporting statement for implementing the Proposal – renegotiating employment agreements – is not available to GE. As disclosed in the Compensation Discussion and Analysis on page 14 of GE's 2007 proxy statement, GE's "named executives do not have employment, severance or change-of-control agreements."

Rule 14a-9(a) provides that "[n]o solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ."

The Staff long has recognized that a shareowner proposal is materially misleading where "any actions ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the actions envisioned by the stockholders upon voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991) (excluding a proposal that requested that "stockholders have the right to vote on present as well as future shares that are issued and outstanding in regard to buy back of shares"); *Southeast Banking Corp.* (avail. Feb. 8, 1982) (excluding a proposal that requested that the company "refrain from any activities which may lead to its acquisition by other corporations or by which it acquires other corporations including acquisitions by way of mergers"). In this case, statements in the Proposal and inconsistencies between the Proposal and supporting statement make it likely that any actions ultimately taken by the company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareowners upon voting on the Proposal.

The Proposal requests that GE's Board adopt a bylaw or policy to enable it to recoup certain types of payments. In this respect, the resolved clause of the Proposal appears fairly circumscribed. A shareowner casting a vote regarding the Proposal based exclusively on the resolved clause likely would interpret the Proposal as ensuring that, upon adoption of a bylaw or policy, GE would be entitled to recoup the types of amounts described in the resolution. However, for the reasons discussed above, adoption of a bylaw or policy would not automatically implement the objectives of the Proposal with respect to third parties; that is, it would not "enable" GE to recoup the amounts described in the Proposal. Thus, the Proposal on its face is materially misleading. The supporting statement, which is read in conjunction with the resolved clause, does not clarify the Proposal. While the supporting statement suggests that some "enabling" action is necessary with respect to employment agreements and incentive plans, the language of the supporting statement does not clarify how this action is to occur. Specifically, the supporting statement provides:

> This would include that all applicable employment agreements and incentive plans adopt enabling or consistent text as soon as feasibly possible.... Our Compensation Committee is urged – for the good of our company – to promptly negotiate revised contracts that are consistent with this proposal even if this means that our executives be asked to voluntarily give up certain rights under their current contracts."

However, this language will further confuse shareowners as to the effects of voting on the Proposal, as the relationship between adopting a bylaw or policy and amending employment agreements and incentive plans is not immediately clear, since it would be possible to amend employment agreements and incentive plans even without the adoption of a bylaw or policy. Moreover, the confusion will be increased due to the fact, as disclosed in the Compensation Discussion and Analysis on page 14 of GE's 2007 proxy statement, that GE's "named executives do not have employment, severance or change-of-control agreements."

The misleading nature of the Proposal and the ambiguity created by language in the Proposal and the supporting statement are significant. The Proposal suggests that a bylaw or policy will "enable" GE to recoup amounts described in the Proposal. The supporting statement, however, suggests that the effect of such a vote either "would include" having some effect on employment agreements and additional plans, or would not have any effect unless the Company and its executives take additional actions. In this respect, the Proposal and supporting statement are comparable to a series of proposals addressed last year on advisory votes on executive compensation. In *Sara Lee Corp.* (avail. Sept. 11, 2006), the Staff concurred that a proposal that would seek an advisory vote on the Board Compensation Committee Report on Executive Compensation was excludable because, as a result of amendments to the Commission's executive compensation disclosure rules, the effect of such vote would be substantially different than the effect described in the proposal's supporting statement. *See also, Safeway Inc.* (avail. Feb. 14, 2007); *WellPoint, Inc.* (avail. Jan 10, 2007). Just as in those precedents where the effect of a vote on the proposal would have significantly different effects than what is described in the proposal, and where the supporting statement adds to the confusion, here implementing the Proposal would not have the effect that shareowners would expect from reading the Proposal and the supporting statement. Accordingly, the Proposal is contrary to the Commission's proxy rules and regulations, including Rule 14a-9, and is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposals from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, GE agrees to promptly forward to the Proponents any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller

ROM/cms
Enclosures

cc: David M. Stuart, General Electric Company
William J. Freeda
John Chevedden

100343988_3.DOC

EXHIBIT A

J. R. IMMELT

NOV 1 2007

William J. Freeda
58 Ruth Court
Wantagh, New York 11793

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828
PH: 203-373-2211
FX: 203-373-3131

Rule 14a-8 Proposal

Dear Mr. Immelt,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William J. Freeda — 10/1/07
William J. Freeda — Date

cc: Brackett B. Denniston III
Corporate Secretary
PH: 203-373-2243
FX: 203-373-2523

[GE: Rule 14a-8 Proposal, October 30, 2007]

3 – Recoup Unearned Management Bonuses

RESOLVED: Shareholders request our board to adopt a bylaw to enable our company to recoup all unearned incentive bonuses or other incentive payments to all senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved or resulted from an error. This is to be adopted as a bylaw unless such a bylaw format is absolutely impossible. If such a bylaw were absolutely impossible, then adoption would be as a policy. The Securities and Exchange Commission said there is a substantive distinction between a bylaw and a policy. Restatements are one means to determine such unearned bonuses.

This proposal applies to all such senior executives who received unearned bonuses, not merely the executives who cooked the books. This would include that all applicable employment agreements and incentive plans adopt enabling or consistent text as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans. Our Compensation Committee is urged – for the good of our company – to promptly negotiate revised contracts that are consistent with this proposal even if this means that our executives be asked to voluntarily give up certain rights under their current contracts.

This proposal is similar to the proposal voted at the Computer Associates (CA) August 2004 annual meeting. In October 2003 Computer Associates announced that it had inflated income in the fiscal year ending March 31, 2000 by reporting income from contracts before they were signed.

Bonuses for senior executives in that year were based on income exceeding goals. Sanjay Kumar, then CEO, thus received a $3 million bonus based on Computer Associates' supposedly superior performance. Subsequently Mr. Kumar did not offer to return his bonus based on discredited earnings. Mr. Kumar was later sentenced to 12-years in jail in regard to his employment at Computer Associates.

There is no excuse for over-compensation based on discredited or erroneous earnings at any company.

In 2007 the Council of Institutional Investors http://www.cii.org, whose member have $3 trillion invested, adopted a policy similar to this proposal:
Clawbacks: "The compensation committee should develop and disclose a policy for recapturing unearned bonus and incentive payments that were awarded to senior executives due to fraudulent activity, incorrectly stated financial results, or some other cause. At a minimum, the policy should apply to Named Executive Officers, and boards should require repayment in the event of malfeasance involving the executive." (Corporate Governance Policies, p. 8, http://www.cii.org/policies/Current%20CII%20Corporate%20Governance%20Policies%2009-18-07.pdf)

The scandal over backdated stock options is yet one more reminder that the executive class of many corporations seek over-compensation based on undeserved earnings.

Recoup Unearned Management Bonuses
Yes on 3

Notes:
Mr. William J. Freeda, 58 Ruth Court, Wantagh, New York 11793 sponsored this propsal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

David M. Stuart
Senior Counsel
Investigations/Regulatory

GE
3135 Easton Turnpike
Fairfield, CT 06828
USA

T +1 203 373 2243
F +1 203 373 2523
david.m.stuart@ge.com

November 13, 2007

VIA EMAIL (olmsted7p@earthlink.net)
William J. Freeda
c/o John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278

Re: Shareowner Proposal

Dear Mr. Freeda:

I am writing on behalf of General Electric Company (the "Company"), which received on October 31, 2007, your shareowner proposal entitled "Recoup Unearned Management Bonuses" for consideration at our 2008 Annual Meeting of Shareowners (the "Proposal"). Your Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. We are directing this correspondence to John Chevedden, who you designated as the contact person for the Proposal.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), provides that each shareowner proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this procedural defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address or fax number as provided above. If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2243.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely yours,

David M. Stuart

David M. Stuart

DMS/jlk
Enclosure

100336592_1.DOC

Shareholder Proposals ~ Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249 308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

UBS

UBS Financial Services Inc.
200 Park Avenue
11th Floor, Met Life Bldg.
New York, NY 10166-0003
Tel. 212-370-8700
Fax 212-370-8768
Toll Free 800-223-5806

www.ubs.com

November 13, 2007

To whom it may concern,

I can confirm that William J. Freeda has continuously held no less than 100 shares of General Electric (GE) since July 1, 2006.

Sincerely,

Brandon M. Gioia
Account Vice President
Financial Advisor

Post-it® Fax Note 7671	Date 11-13-07	# of pages ▶
To David Stuart	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 203-373-2523 373-3131	Fax #	

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 General Electric Company (GE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Recoup Unearned Management Bonuses
William Freeda

Ladies and Gentlemen:

The company December 7, 2007 no action request is flawed from the start by:

1) Claiming a company bylaw regarding employee bonuses would lack any power or application in relation to a company employee even when the bylaw gives latitude in phasing in bylaw compliance.
2) Confusing "enable" with "guarantee."
3) The company is further confused on the part of the text that is the resolved text and the part of the text that is the supporting text.

According to Institutional Shareholder Services (now RiskMetrics) eight of the 10 proposals filed on this topic for 2007 had been voted on by June 2007. The average supporting vote was 35%.

The company fails to cite any proposal on this topic that was excluded in the no action process. According to the company, this proposal is the same as a proposal to develop a property that had already been sold. As far as we know the company still has employees.

The text of the rule 14a-8 proposal states (bold added):

> RESOLVED: Shareholders request our board to adopt a bylaw to **enable** our company to recoup all unearned incentive bonuses or other incentive payments to all senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved or resulted from an error. This is to be adopted as a bylaw unless such a bylaw format is absolutely impossible. If such a bylaw were absolutely impossible, then adoption would be as a policy. The Securities and Exchange Commission said there is a substantive distinction between a bylaw and a policy. Restatements are one means to determine such unearned bonuses.
>
> This proposal applies to all such senior executives who received unearned bonuses, not merely the executives who cooked the books. This would include that all applicable employment agreements and incentive plans adopt enabling or consistent text as soon as feasibly possible. **This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change**

in accordance with applicable laws and existing contracts and pay plans. Our Compensation Committee is urged – for the good of our company – to promptly negotiate revised contracts that are consistent with this proposal even if this means that our executives be asked to voluntarily give up certain rights under their current contracts.

Clearly the company is given latitude in adopting this proposal with the text:

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans. Our Compensation Committee is urged – for the good of our company – to promptly negotiate revised contracts that are consistent with this proposal even if this means that our executives be asked to voluntarily give up certain rights under their current contracts.

There is no deadline in this proposal for its material application. Plus the company cannot guarantee that any employees who resist this proposal will have perpetual employment. The company does not even provide a forecast on the percentage of executive employees who will keep their regular jobs past age 65. Also any employee resistance will eventually become moot as particular incentive plans end and employees quit, are terminated or retire.

Contrary to the company argument the company statement, "Our named executives do not have employment, severance or change-of-control agreements" is not a perfect match-up for the proposal text of "all applicable employment agreements and incentive plans."

Additionally, the company erroneously claims that key steps needed to implement the substance of this proposal should be considered a "series of proposals." Under this argument the only proposal acceptable under rule 14a-8 would be a proposal that required one step to adopt.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Freeda

David Stuart <david.m.stuart@ge.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 3, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 7, 2007

The proposal requests that the board adopt a bylaw to enable the company to recoup all unearned incentive bonuses or other incentive payments to senior executives to the extent that their corresponding performance targets were later reasonably determined not to have been achieved or to have resulted from error.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END